EXHIBIT 16

July  2,  2002

Office  of  the  Chief  Accountant
Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.  20549




Dear  Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner on the audits of the financial statements of this registrant for the two most recent fiscal years. This individual is no longer with Arthur Andersen LLP. We have read the paragraphs
(a)(i) through (a)(iv) of Item 4 included in the Form 8-K dated July 2, 2002 of Community West Bancshares to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very  truly  yours,

ARTHUR ANDERSEN LLP




Copy to:  Mr. Stephen W. Haley, Community West Bancshares


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